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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue, 9th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Kruger (212) 446-5807
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3 (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Kruger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM JAMES MULVEY
Notary Public – State of New York
NO. 01MU6356884
Qualified in New York County
My Commission Expires Apr 10, 2021

Signature

CFO
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and the Board of Directors
of Development Corporation for Israel
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2016.

New York, New York
February 27, 2018

DEVELOPMENT CORPORATION FOR ISRAEL
Statement of Financial Condition
December 31, 2017

Cash	$ 6,900,004
Building, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,843,755	4,318,356
Other assets	3,930,817
	$ 15,149,177

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,204,207
Other liabilities	777,012
Deferred income taxes payable	367,634
	4,348,853
Commitments (Note 4)	
Stockholder's equity	10,800,324
	$ 15,149,177

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which results in a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by Association for Development of Israel, Inc. (the "Parent"), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

Building, Furniture, Equipment and Leasehold Improvements

Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

Fair Value of Financial Instruments

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities). Bank money market accounts/funds which are redeemable on demand are also reported in Level 1.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives and certain foreign exchange options).

Other Liabilities

Other liabilities primarily include deferred rent on the New York leased premises resulting from the provision of free rent and scheduled increases in rent, pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligations.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The guidance is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for our company). We have been closely monitoring FASB activity related to the new standard. In 2017, we began developing a plan regarding the evaluation of the potential changes from adopting the new standard on our future financial reporting and disclosures. Based on our evaluation, we expect to adopt the requirements of the new standard in the first quarter of 2019.

Cash

The Company has cash deposits with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BANK DEPOSIT ACCOUNTS

As required by FASB guidance, investments and the bank deposit accounts are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's bank deposit accounts are measured at December 31, 2017:

	Total	Level 1	Level 2	Level 3
Bank deposit accounts	$ 6,900,004	$ 6,900,004	$ -	$ -
Total	$ 6,900,004	$ 6,900,004	$ -	$ -

3. LITIGATION

In the ordinary course of business the Company is subject to litigation. The Company, after consultation with legal counsel, believes that there is no current material litigation.

4. COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements which include scheduled increases in minimum rents. The Company recognizes these scheduled rent increases on a straight-line basis over the initial lease term. The remaining terms of these leases range from less than one year to twelve years.

Minimum rental payments under non-cancelable leases are approximately:

2018	$ 1,747,491
2019	1,668,938
2020	1,653,677
2021	1,606,894
2022	1,553,355
Thereafter	9,319,449
	$ 17,549,804

5. BUILDING, FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Building, furniture, equipment and leasehold improvements consist of the following at December 31, 2017:

	Useful Life (in Years)	
Building (condominium)	32	$ 3,380,000
Computer equipment and software	3	2,514,985
Furniture and fixtures	3 to 5	1,551,876
Leasehold improvements	*	715,250
		8,162,111
Less accumulated depreciation and amortization		(3,843,755)
		$ 4,318,356

*Such leasehold improvements are being amortized over the expected service life of the assets.

6. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balance arising from customer transactions. At December 31, 2017, the Company had net capital of $2,552,151, which exceeded net capital requirements of $250,000 by $2,302,151.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. The Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2017, the Company did not have any credits or debits under the reserve requirement computation. The Company does not carry any accounts or hold securities on behalf of customers and as such has no information to report related to Possession of Control Under Rule 15c3-3 at December 31, 2017. The Company has a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

7. CONCENTRATION OF REVENUES AND CREDIT RISK

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant. At December 31, 2017, the Company maintained deposits of substantially all their cash and cash equivalents with two major United States financial institutions.

8. INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2017, are as follows:

Deferred tax assets (liabilities)

Prepaid expenses	$ (671,000)
Deferred rent payable	149,000
Accrued Bonuses	348,000
Fixed Asset Depreciation	(256,000)
Other	62,000
Deferred income taxes payable	$ (368,000)

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Job Act (the "Act") was signed into law. The Act includes several provisions that will affect the Company's federal income tax expense, including reducing the federal income tax rate to 21% from 34% effective January 1, 2018. As a result of the rate reduction, the Company is required to re-measure, through income tax expense in the period of enactment, the deferred tax assets and liabilities using the enacted rate at which these items are expected to be recovered or settled.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2017, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. Tax years prior to the year ended December 31, 2014, are no longer open to examination by federal, state and local taxing authorities.

9. SUBSEQUENT EVENTS

The Company has evaluated events occurring after December 31, 2017 and has concluded that there are no events that require recognition or disclosure in the financial statements.